EXHIBIT 99.1

Caledonia Mining Corporation Plc - Publication of Annual Report on Form 20-F exhibiting Technical Report Summaries

ST HELIER, Jersey, April 28, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) (“Caledonia” or the “Company”) announces that it is today filing with the U.S. Securities and Exchange Commission (the “SEC”) on EDGAR the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Annual Report”). As per last year, the Annual Report was prepared in compliance with the SEC’s technical disclosure requirements for mining companies under new subpart 1300 of Regulation S-K (“1300 S-K”).

In accordance with 1300 S-K, the Annual Report includes estimates of mineral resources in addition to the mineral reserves for each of the Company’s mineral projects as at the end of the reporting period (i.e. December 31, 2022), on an attributable basis (i.e. on the basis of ownership), with mineral resources presented exclusive of mineral reserves. This method of presentation differs from the Company’s other method of presentation under Canada’s National Instrument 43-101 (“NI 43-101”).

The Annual Report also includes a technical report summary (“TRS”) for each of the Blanket Gold Mine and the Maligreen Gold Project, prepared in accordance with S-K 1300. It does not include a TRS in respect of the Bilboes Gold Project because the acquisition by Caledonia of Bilboes Gold Limited took place after the end of the reporting year. Caledonia’s current technical reports under NI 43-101 are unchanged, and remain as follows:

  Technical report entitled “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated March 13, 2023 prepared by Caledonia and Minxcon (Pty) Ltd and filed on SEDAR (www.sedar.com) on March 13, 2023 (“Blanket NI 43-101 Report”); and

  Technical report entitled “Caledonia Mining Corporation Plc Updated NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe” dated November 3, 2022 prepared by Minxcon (Pty) Ltd and filed on SEDAR on November 7, 2022 (“Maligreen NI 43-101 Report”).

Similarly to the announcement made by the Company on May 17, 2022 regarding the annual report for 2021, shareholders are reminded to take note that, as stated above, the mineral resources and mineral reserves estimates in the Annual Report are reported on an attributable basis, as at December 31, 2022, and, in the case of the Blanket Gold Mine which has mineral reserves, the mineral resources estimate is exclusive of mineral reserves. Therefore, while the mineral resources estimate stated in the Annual Report in respect of the Maligreen Gold Project is unchanged from that which is stated in the Maligreen NI 43-101 Report (given that Caledonia owns 100% of the Maligreen Gold Project, the project has no mineral reserves and there has been no mining depletion in the period since the effective date of that report because it is an exploration project), the mineral resources and mineral reserves estimates in the Annual Report in respect of the Blanket Gold Mine do differ from that which is stated in the Blanket NI 43-101 Report. The reasons for this difference are as set out above i.e. due to mineral resources and mineral reserves estimates declared on the basis of Caledonia’s 64% attributable ownership of Blanket Gold Mine (versus the Blanket NI 43-101 Report prepared on a 100% consolidated basis), mining depletion since the effective date of the Blanket NI 43-101 Report of September 1, 2022 to the effective date of the Annual Report of December 31, 2022, and that the Annual Report presents mineral resources exclusive of mineral reserves.

In terms of the differences in the mineral resources and reserves estimates between the Blanket NI 43-101 Report and the Annual Report/Blanket TRS, these are insignificant if the 1300 S-K methodology (i.e. applying 64% attributable, mineral resources exclusive of reserves and taking into account 3 months’ mining depletion) is applied to the estimates in the Blanket NI 43-101 Report.

As extracted from the Annual Report, a comparison of the 1300 S-K measured, indicated and inferred mineral resource estimates as at December 31, 2022 with those of December 31, 2021 at the Blanket Gold Mine are shown below.

	December 31, 2022			December 31, 2021			% Variance
Mineral Resource Classification	Tonnes	Au	Ounces	Tonnes	Au	Ounces	Tonnes	Au	Ounces
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Measured Total	1,855	3.10	185	554	2.80	48	235%	11%	282%
Indicated Total	2,363	2.89	220	1,585	2.78	142	49%	4%	55%
M&I Total	4,218	2.98	405	2,139	2.77	190	97%	8%	113%
Inferred Total	5,748	2.92	539	5,419	3.17	552	6%	-8%	-2%
Grand total	9,967	1.69	944	7,558	2.27	743	32%	-25%	27%

As extracted from the Annual Report, a comparison of the 1300 S-K mineral reserves estimates as at December 31, 2022 with those of December 31, 2021 at the Blanket Gold Mine are shown below.

	December 31, 2022				December 31, 2021				% Variance
Mineral Reserve Classification	Tonnes	Grade	Au Content		Tonnes	Grade	Au Content		Tonnes	Grade	Au Content
	kt	g/t	kg	oz	kt	g/t	kg	oz	kt	g/t	kg	oz
Proven	1,191	3.23	3,842	123,534	656	3.11	2,042	65,651	82%	4%	88%	88%
Probable	1,300	2.92	3,801	122,205	1,751	3.30	5,774	185,652	-26%	-12%	-34%	-34%
Total	2,491	3.07	7,643	245,739	2,408	3.25	7,816	251,304	3%	-6%	-2%	-2%

As extracted from the Annual Report, a comparison of the 1300 S-K measured, indicated and inferred mineral resource estimates as at December 31, 2022 with those of December 31, 2021 at the Maligreen Gold Project are shown below.

	December 31, 2022			December 31, 2021			% Variance
Mineral Resource Category	Tonnes (Less Geological Losses)	Gold Grade	Gold Content	Tonnes (Less Geological Losses)	Gold Grade	Gold Content	Tonnes (Less Geological Losses)	Gold Grade	Gold Content
	Mt	g/t	koz	Mt	g/t	koz	Mt	g/t	koz
Total Measured	1.65	2.37	126	-	-	-	-	-	-
Total Indicated	6.37	1.55	317	-	-	-	-	-	-
Total Measured and Indicated	8.03	1.71	442	-	-	-	-	-	-
Total Inferred	6.17	2.12	420	15.59	1.88	940	-60%	13%	-55%
Grand total	14.20	1.89	863	15.59	1.88	940	-9%	1%	-8%

Enquiries: Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Dzika Danha	Tel: +263 (242) 745 119/33/39